# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Klaviyo, Inc., CIK 0001835830
CUSIP: 49845K101
Title of class of securities: Series A Common Stock, $0.01
Address of issuer's principal executive offices: 125 Summer Street, 6th Floor, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-009202
Filed by CIK 0001636118

## Reporting persons
- Accomplice Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 11,114,110; shared voting power 0; sole dispositive power 11,114,110; shared dispositive power 0; aggregate amount beneficially owned 11,114,110 (10.5% of the class)
- Accomplice Associates I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 11,114,110; shared voting power 0; sole dispositive power 11,114,110; shared dispositive power 0; aggregate amount beneficially owned 11,114,110 (10.5% of the class)
- Jeff Fagnan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 11,137,154; shared voting power 0; sole dispositive power 11,137,154; shared dispositive power 0; aggregate amount beneficially owned 11,137,154 (10.5% of the class)

## Item 1. Issuer
Name of issuer: Klaviyo, Inc.
Address of issuer's principal executive offices: 125 Summer Street, 6th Floor Boston, MA, 02110

## Item 2. Person Filing
Name of person filing: This Statement is being filed on behalf of Accomplice Fund I, L.P. ("ACC I"), Accomplice Associates I, LLC ("AA I"), the sole general partner of ACC I, and Jeff Fagnan ("Fagnan"), the sole Class A Member of AAI.
Address of principal business office or, if none, residence: The principal business address of each of ACC I, AA I and Fagnan is 56 Wareham Street, Floor 3, Boston, MA 02118.
Citizenship: Each of ACC I and AA I is organized under the laws of Delaware. Fagnan is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of business on March 31, 2025, ACC I directly owns 26,720 shares of Series A Common Stock, par value $0.01 ("Series A Common Stock") and 11,087,390 shares of Series B Common Stock, par value $0.01 ("Series B Common Stock"). AA I is the sole general partner of ACC I. Fagnan is the sole Class A Member of AA I. No person other than the respective owner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares. In addition, Fagnan may be deemed to beneficially own 44 shares of Series A Common Stock held by an immediate family member and 23,000 shares of Series A Common Stock held directly by Tailwater Investments, LLC, an entity wholly owned by Fagnan.
Percent of class: As of the close of business on March 31, 2025, each of ACC I, AA I and Fagnan was the beneficial owner of approximately 10.5% of the Series A Common Stock, based on 94,574,036 shares of Series A Common Stock outstanding as of March 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2025, plus 11,087,390 shares of the Issuer's Series B Common Stock held by the reporting persons as of March 31, 2025, which are treated as converted into Series A Common Stock only for the purpose of computing the reporting person's beneficial ownership percentage pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
Sole power to vote or to direct the vote:
ACC I: 11,114,110 shares
AA I: 11,114,110 shares
Fagnan: 11,137,154 shares
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
ACC I: 11,114,110 shares
AA I: 11,114,110 shares
Fagnan: 11,137,154 shares
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Accomplice Fund I, L.P.: /s/ Frank Castellucci, Frank Castellucci, General Counsel and Secretary of general partner (05/07/2025)
- Accomplice Associates I, LLC: /s/ Frank Castellucci, Frank Castellucci, General Counsel and Secretary (05/07/2025)
- Jeff Fagnan: /s/ Jeff Fagnan, Jeff Fagnan (05/07/2025)